PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.)
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2010

(UNAUDITED – PREPARED BY MANAGEMENT)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT COMMENTS ON UNAUDITED
FINANCIAL STATEMENTS

The accompanying unaudited financial statements of Pan American Lithium Corp. (formerly ETNA Resources Inc.) for the nine month periods ending November 30, 2010 and 2009 have been prepared by management and are the responsibility of the Company’s management. The financial statements for the period ended November 30, 2010 and 2009 have not been reviewed by the Company’s external auditors.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT NOVEMBER 30, 2010 AND FEBRUARY 28, 2009
(UNAUDITED – PREPARED BY MANAGEMENT)

ASSETS

	November 30,	February 28
	2010	2010

CURRENT
Cash	$624,386	$1,637,451
Amounts receivable and prepaid expenses	86,659	78,650
	711,045	1,716,101

DEFERRED ACQUISITION COSTS AND ADVANCES	-	262,825
MINERAL PROPERTIES (Note 4)	4,593,414	3,727,127

	$5,304,459	$5,706,053

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$95,005	$56,163

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	6,645,251	6,288,322
CONTRIBUTED SURPLUS (Note 5)	1,958,858	992,715
DEFICIT	(3,394,655)	(1,631,147)
	5,209,454	5,649,890

	$5,304,459	$5,706,053

Going Concern (Note 1)
Commitments (Note 7)
Subsequent Events (Note 10)

APPROVED BY THE DIRECTORS:

“David Terry”

“Andrew Brodkey”

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010 AND 2009
(UNAUDITED – PREPARED BY MANAGEMENT)

	For the Three Months ended		For the Nine months ended
	November 30		November 30
	2010	2009	2010	2009
EXPENSES
Advertising and promotion	$803	$2,927	$34,236	$2,927
Bank Charges	1,093	75	2,915	231
Investor communications	146,451	4,094	394,173	10,844
Management fees	153,929	13,500	482,894	36,000
Office and miscellaneous	15,692	480	35,074	1,585
Professional fees	53,374	7,256	162,093	37,235
Rent	4,078	7,500	12,163	13,750
Stock based compensation	138,600	17,229	536,656	51,687
Stock transfer and filing fees	15,161	6,970	24,166	7,275
Travel	5,674	-	40,765	-
LOSS BEFORE OTHER ITEMS	(534,855)	(60,031)	(1,725,135)	(161,534)

OTHER ITEMS
Loss on foreign exchange	(14,891)	-	(38,373)	-
	(14,891)	-	(38,373)	-
NET LOSS FOR THE PERIOD	(549,746)	(60,031)	(1,763,508)	(161,534)
DEFICIT, BEGINNING OF PERIOD	(2,844,909)	(344,284)	(1,631,147)	(242,781)
DEFICIT, END OF PERIOD	$(3,394,655)	$(404,315)	$(3,394,655)	$(404,315)
BASIC AND DILUTED NET LOSS PER SHARE FOR THE PERIOD	$(0.015)	$(0.007)	$(0.052)	$(0.021)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	36,265,166	7,834,198	33,809,506	7,834,198

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010 AND 2009
(UNAUDITED – PREPARED BY MANAGEMENT)

	For the Three Months		For the Nine months
	Ended November 30,		Ended November 30,
	2010	2009	2010	2009

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(549,746)	$(60,031)	$(1,763,508)	$(161,534)
Operating items not involving cash:
Stock based compensation	138,600	17,229	536,656	51,687
	(411,146)	(42,802)	(1,226,852)	(109,847)
Changes in working capital items:
Amounts receivable	(25,547)	(17,293)	(36,645)	(25,259)
Accounts payable and accrued liabilities	55,777	47,661	38,843	(31,948)
Prepaid expenses		(3,500)	28,636	-
	(7,208)
Deferred acquisition costs and expenses	-	(178,241)	-	(311,833)

	(388,124)	(194,175)	(1,196,018)	(478,887)
FINANCING ACTIVITIES
Due to related parties	-	-	-	(11,500)
Deferred financing costs	-	-	-	92,235
Issuance of shares, net of share issue costs	717,352	20,387	786,416	650,819
	717,352	20,387	786,416	731,554
INVESTING ACTIVITIES
Acquisition of mineral property	-	-	-	(15,000)
Deferred exploration expenses	(131,015)	(127,772)	(603,463)	(231,414)
	(131,015)	(127,772)	(603,463)	(246,414)

NET INCREASE (DECREASE) IN CASH	198,213	(301,560)	(1,013,065)	6,253

CASH, BEGINNING OF PERIOD	426,173	307,960	1,637,451	147

CASH, END OF PERIOD	$624,386	$6,400	$624,386	$6,400

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued for mineral property	$-	$7,500	$-	$7,500
Shares issued to agent	$-	$15,000	$-	$15,000

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Pan American Lithium Corp. (formerly Etna Resources Inc.) (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At November 30, 2010, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to November 30, 2010, the Company incurred losses and has a deficit of $3,394,655. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) prepared on a consolidated basis and include the accounts of the Company and its 99% share of South American Lithium Company S.A. Cerrada (“SALICO”) which owns mineral interests located in Chile. All inter-company transaction and balances have been eliminated upon consolidation.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, asset retirement obligations, future income tax valuation allowances and assumptions used in valuing options and warrants. Actual results could differ from those estimates.

	c)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of six months or less at the time of issuance to be cash equivalents.

	d)	Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	d)	Mineral properties - continued

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether its mineral property contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write- downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

	e)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of mineral property and deferred exploration costs may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

	f)	Asset retirement obligations

The Company follows the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is amortized over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at November 30, 2010, the Company has not incurred any asset retirement obligations related to the exploration and development of its mineral properties.

	g)	Government assistance

B.C. mining exploration tax credits for certain exploration expenditures incurred in B.C. are treated as a reduction of the exploration and development costs of the respective mineral property at the time receipt is determined to be reasonably assured.

	h)	Flow-through shares

The Company follows the recommendations of Emerging Issues Committee Abstract (“EIC”) - 146 for all flow-through share transactions. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	h)	Flow-through shares - continued

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have previously been recognized for these items, a portion of the unrecognized future income tax asset is recognized and recorded as income up to the amount of the future income tax liability that would otherwise be recognized.

	i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences which arise between the accounting basis and the tax basis of various assets and liabilities, and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is provided for any future income tax assets if it is more likely than not that the asset will not be realized.

	j)	Stock-based compensation

The Company applies the fair value method for stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

	k)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

	l)	Financial instruments

The Company's financial instruments include cash and accounts payable. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate, liquidity or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company is not exposed to derivative financial instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the CICA Handbook Section 3840, “Related Party Transactions”.

The Company classified its cash as held-for-trading, and accounts payable as other financial liabilities.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	m)	Comprehensive Income

Comprehensive income reflects net income and other comprehensive income for the period. Other comprehensive income includes changes in unrealized foreign currency translation amounts arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale assets and changes in the fair value of derivatives designated as cash flow hedges to the extent they are effective.

	n)	Share issue costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

	o)	Capital Disclosure

The Company discloses its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In January 2009, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The AcSB also issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, which replace Section 1600, “Consolidated Financial Statements”. These new sections are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. These new standards replace the existing guidance on business combinations and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards. The Non-Controlling Interests standard should be applied retrospectively except for certain items.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

3.	NEW ACCOUNTING PRONOUNCEMENTS – continued

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non- controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In May 2008, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

4.	MINERAL PROPERTIES

	November 30,	February 28,
	2010	2010

Salico Lithium Properties, Atacama Region III, Chile

Acquisition cost	$-	$3,578,552
Assay reports	11,668	-
Claims expense	71,575	-
Site maintenance	374,900	119,070
Technical report	20,498	29,505
	478,641	3,727,127
Balance, beginning of the period	3,727,127	-
Balance, end of period	$4,205,768	$3,727,127

Cerro Prieto Lithium Property, Mexico

Acquisition cost	$210,200	$-
Site maintenance	177,446
Balance, beginning of the period	-	-
Balance, end of period	$387,646	$-

Total Mineral Properties	$4,593,414	$3,727,127

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL PROPERTIES - continued

Chilean Lithium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company, South American Lithium Company S.A. Cerrada (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares to such interest holders at a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also paid US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium Property

The Company entered into a Share Option Agreement (The “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. The monthly amount was subsequently amended to $8,000 per month. (Note 7c)

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL

	a)	Authorized
100,000,000 common shares without par value.

	b)	Issued and fully paid

	Number of	Amount Net of	Contributed
	Shares	Share Issue Cost	Surplus

Balance, February 28, 2009	5,231,000	$368,088	$-

Issued pursuant to a public offering	5,500,000	581,818	-
Issued for mineral property	50,000	7,500	-
Issued for mineral property	10,494,000	3,148,200	-
Issued in a private placement	9,848,801	1,886,792	-
Issued for corporate financing fee	100,000	15,000	-
Issued as finder’s fee for private placement	613,333	184,000	-
Exercise of stock options	175,000	26,250	-
Exercise of agents warrants	252,228	37,835	-
Stock-based compensation
Warrants	-	-	782,856
Stock options	-	-	242,698
Transfer from contributed surplus on:
Stock options exercise	-	22,750	(22,750)
Agents warrants exercise	-	10,089	(10,089)

Balance, February 28, 2010	32,264,362	6,288,322	992,715

Exercise of stock options	225,000	33,750	-
Exercise of agents warrants	178,708	35,313	-
Issued in a private placement	5,432,873	249,496	362,192
Stock-based compensation
Warrants	-	-	105,665
Stock options	-	-	536,656
Transfer from contributed surplus on:
Stock options exercise	-	28,571	(28,571)
Agents warrants exercise	-	9,799	(9,799)

Balance, November 30, 2010	38,100,943	$6,645,251	$1,958,858

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL - continued

	b)	Issued and fully paid – continued

The details for the common share issuances during the nine months ended November 30, 2010 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $79,435, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants.

The details for the common share issuances during the year ended February 28, 2010 are as follows:

iii)	Pursuant to a public offering, the Company issued 5,500,000 shares at $0.15 for total proceeds of $825,000 before share issue costs.
iv)	The Company issued 50,000 shares at $0.15 in conjunction with the acquisition of a mineral property in Canada.
v)	The Company issued 175,000 shares at $0.15 for stock options exercised for total proceeds of $26,250.
vi)	The Company issued 100,000 shares as a finder’s fee related to the public offering.
vii)	The Company issued 252,228 shares at $0.15 for agents warrants exercised.
viii)	The Company issued 10,494,000 shares at $0.30 in conjunction with the acquisition of mineral properties in Chile. Note 4
ix)

Pursuant to a private placement, the Company issued 9,848,801 shares at $0.30 for total proceeds of $2,954,640 before share issue costs. Each unit is comprised of one share and one-half share purchase warrant. Each warrant is exercisable into one share at $0.50 per share for a period of eighteen months from October 1, 2009.

x)	The company issued 613,333 shares at $0.30 as finder’s fees in conjunction with the acquisition of the Chilean properties.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL – continued

c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had common shares of 3,990,000 held in escrow at February 28, 2009. Under the escrow agreement, 10% of the shares will be released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

DATE	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at November 30, 2010, 2,394,000 shares remain in escrow.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL - continued

	d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 20% of the outstanding common shares subsequent to the completion of the Company’s initial public offering. The directors, subject to the policies of the TSX Venture exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of February 28, 2010 and changes during the period then ended is presented below:

	February 28, 2010
		Weighted	Weighted Average
		Average	Contractual Life
	Number of	Exercise	Remaining	Vested and
	Options	Price	(In Years)	Exercisable

Granted	1,950,000	$0.32	4.22
Exercised	(175,000)	(0.15)	-

Outstanding, end of year	1,775,000	$0.34	4.28	825,000

A summary of the status of the stock option plan as of November 30, 2010 and changes during the period then ended is presented below:

	November 30, 2010
		Weighted	Weighted Average
		Average	Contractual Life
	Number of	Exercise	Remaining	Vested and
	Options	Price	(In Years)	Exercisable

Outstanding, February 28, 2010	1,775,000	$0.34	4.28

Granted	1,900,000	$0.42	7.70
Cancelled	(750,000)	0.40
Expired	(50,000)	0.15
Exercised	(225,000)	(0.15)	-

Outstanding, November 30, 2010	2,650,000	$0.40	6.52	1,437,500

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL - continued

	d)	Stock options - continued

During the nine months ended November 30, 2010, the Company recorded a stock-option compensation charge of $383,427 with respect to the 1,900,000 stock options granted of which 800,000 have vested and 500,000 were cancelled during the period. The fair value of these stock options, which vest over time, is estimated using the Black-Scholes option pricing model. The weighted average grant date fair value of these options is $0.25. The assumptions used in calculating fair value are as follows:

Risk free interest rate	3.36%
Expected life of options	8.29 years
Expected dividend yield	0.0%
Expected stock price volatility	145%

The Company also recorded a stock-option compensation charge of $118,189 with respect to the 950,000 stock options granted on January 15, 2010 of which 150,000 vested during the nine months ended November 30, 2010. Additionally, the Company recorded a stock-option compensation charge of $35,040 with respect to the 1,000,000 stock options granted on June 15, 2009 of which 262,500 vested during the nine months ended November 30, 2010.

During the nine months ended November 30, 2010, the Company adopted a new incentive share option plan which allows the Company to reserve for issuance up to 10% of the issued and outstanding common shares of the Company, at the time of such respective grant (the “10% Rolling Plan”). The previous plan allowed for the issuance of up to 2,176,200 incentive stock options, of which 651,200 remained issuable when the new plan was adopted.

Following adoption of the 10% Rolling Plan, the Company granted 651,200 incentive stock options under the Previous Plan and 298,800 incentive stock options under the 10% Rolling Plan, all of which were granted to directors, officers, consultants and employees of the Company. The incentive stock options granted under the Previous Plan are exercisable at the price of $0.55 until March 30, 2015 and those granted under the 10% Rolling Plan are exercisable at the price of $0.55 until March 30, 2020.

In addition, the Company granted 950,000 options under the 10% rolling plan to directors, officers, consultants and employees of the Company. These options are exercisable at the price of $0.30 until May 20, 2020.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL - continued

e)	Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Agent’s warrants granted	440,000	$0.15
Agent’s warrants granted	782,836	$0.50
Warrants granted with private placement	4,924,399	$0.50
Less: exercised	(252,228)	$-

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$-

Balance, November 30, 2010	11,678,739	$0.37

During the nine months ended November 30, 2010 24,306 warrants were exercised at a price of $0.50, 154,402 warrants were exercised at a price of $0.15, and an aggregate of 5,962,440 warrants were issued at a price of $0.25.

6.	RELATED PARTY TRANSACTIONS AND BALANCES

During the periods ended November 30, 2010 and 2009, the following items were included in the determination of the net loss for the periods recorded at their exchange amounts:

a)	Management fees of $7,000 (November 30, 2009 - $36,000) were incurred to a company controlled by a former director and officer.

b)	Management fees of $105,033 (November 30, 2009 - $Nil) were incurred to an officer and director.

c)	Management fees of $20,856 (November 30, 2009 - $Nil) were incurred to three directors.

d)	Management fees of $37,277 (November 30, 2009 - $Nil) were incurred to an officer.

e)	Management fees of $23,064 (November 30, 2009 - $Nil) were incurred to a company in which a director and officer is general manager.

f)	Management fees of $55,565 (November 30, 2009 - $Nil) were incurred to a company controlled by a director.

g)	Management fees of $41,363 (November 30, 2009 - $Nil) were incurred to an officer.

h)	Deferred exploration costs of $27,664 (November 30, 2009 - $Nil) were incurred to a company with one director and two officers in common.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	COMMITMENTS

	a)	The Company entered into an agreement with a consultant to provide technical advisory services for the period of June 2010 to December 2010 for a cost of $1,000 per month.

b)

The Company entered into an agreement with a consultant to provide the Company with marketing and media consulting for payment of $10,000 per month beginning March 1, 2010 and ending February 28, 2011.

c)

The Company entered into a Share Option Agreement (The “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

Subsequently, the Company entered into a second letter agreement changing the terms of the Share Option Agreement originally dated December 18, 2009. Under the terms of the second letter agreement:

		i.	The closing date is changed from June 30, 2010 to October 31, 2010 (subsequently changed to April 30, 2011); and

		ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

		iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

		iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

		v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

		vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

The monthly obligated payment is reduced from $25,000 to $8,000.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	COMMITMENTS - continued

d)

Pursuant to the Securities Exchange Agreement described in note 4 in connection with the Salar properties, the Company is obligated to make certain cash payments to Gareste for administrative support and maintenance of the properties in Chile. The Company paid $50,000 to Gareste on signing and is obligated to make monthly cash payments of $25,000.

e)

The Company entered into an agreement with a consultant to provide the Company with funding, sourcing and consulting. In the event of a consummated transaction, upon closing the Company shall pay the consultants finder’s fees as follows: 5% up to the first $10 million, 4% of the next $10 million, 3% of the next $10 million, 2% of the next $10 million, and 1% of the amount above $50 million. The term of the contract is from April 22, 2010 to April 22, 2011 with a six month tail period where the consultant would get paid for transactions completed which were initiated in the twelve month contractual period.

	f)	The Company entered into an agreement with a consultant to provide the Company with marketing and media consulting for payment of $5,000 per month beginning May 1, 2010 and ending April 30, 2011.

	g)	Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of November 30, 2010, 975,000 of these options have not been issued.

h)

Subject to approval by the TSX-V, the Company entered into an agreement with a consultant to provide the Company with geological, hydrological, mapping, geophysics, sampling, drilling, and laboratory consulting services for a period of six months beginning November 19, 2010. The value of these services is estimated at $514,045. Per the agreement, the Company will remunerate the consultant with shares of the Company’s common stock. The number of shares issued will be determined by taking the amount of each approved invoice and dividing it by the closing price on the TSX-V on the day of invoice approval.

i)

The Company entered into an agreement with a consultant to provide the Company with financial advisory services for a period of six months commencing on September 1, 2010 for a fee of $5,000 per month and 100,000 stock options if the consultant secures private placement funding of $500,000 or more. As of November 30, 2010 the consultant had earned the 100,000 stock options but they had not been delivered.

	j)	The Company entered into an agreement with a consultant to provide corporate financial advisory services to the Company for $10,000 per month for a period through May 7, 2011.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

8.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

As at November 30, 2010 the Company had capital resources consisting mainly of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

9.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash and accounts payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	November 30,	February 28, 2010
	2010
Held for trading (i)	$624,386	1,637,451
Other financial liabilities (ii)	95,005	56,163

(i)	Cash
(ii)	Accounts payable

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market date.

PAN AMERICAN LITHIUM CORP.
(formerly Etna Resources Inc.) (An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2010
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	FINANCIAL INSTRUMENTS - continued

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2010
Cash	$624,386	-	-	426,173
Total assets measured at fair value	$624,386	-	-	426,173

The Company believes that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Credit Risk

The Company is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears moderate foreign exchange risk as a portion of the cash is held in US dollars. As at November 30, 2010, the Company has $US 13,105 ($CDN 13,454) in US dollars

Interest Rate Risk

The Company is not exposed to significant interest rate risk.

10.	SUBSEQUENT EVENTS

a)

On January 25, 2011, the Company announced that its Registration Statement on Form F-1, originally filed on June 3, 2010 as amended and filed on January 5, 2011, was declared effective by the United States Securities and Exchange Commission (the “SEC”) on January 25, 2011. Pan American anticipates shortly registering its common shares under the Securities and Exchange Act of 1934 (the “1934 Act”) by filing a Form 8-A. After the anticipated filing of the Form 8-A, Pan American will voluntarily become subject to the reporting obligations under the 1934 Act, in addition to its reporting obligations in Canada.